

July 8, 2011

Via E-mail
Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:** **Unique Underwriters, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence each filed on June 27, 2011 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Financial Statements for the period from inception (July 28, 2009) through June 30, 2010

Note 8 - Segment Reporting, page 39

1. We acknowledge your response to our comment 10. The Statement of Operations on page 31 indicates revenues are from sales commissions however on page 42 revenues are described as being from lead sales. Your response indicates that commissions and lead sales are provided from different sources of revenue (carriers vs. independent agents). Please revise your financial statements to properly reflect from where your revenues come from (lead sales, sales commissions or both). Revise your revenue recognition policy to describe what lead sales and sales commissions are and your revenue recognition policy for your lead sales.

Notes to Financial Statements for the nine months ended March 31, 2011

Note 3 - Capital Stock, page 47

2. We acknowledge your response to our comment 11. Please provide disclosure that reconciles 1,000 shares issued and outstanding at June 30, 2010 to 75,387,282 shares issued and outstanding at March 31, 2011. The disclosure provided here only accounts for the 10,387,282 shares being registered and not the total number of shares issued in the nine month period ended March 31, 2011 as presented on page 7.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

3. We have reviewed your revised disclosure on page 51 in response to prior comments 13 and 14. Please expand your liquidity and capital resources disclosure to

- Disclose that your losses for the nine months ended March 31, 2011 are $479,277;
- If true, that you will require financing to meet your working capital requirements;
- That you will not receive any proceeds from the sale of common stock in this offering;
- If you are able to conduct an equity offering, there will be dilution to the current stockholders of the company and to the investors that acquire shares in the offering; and
- If you are able to conduct a debt offering, you will likely be subject to various covenants on your business operations and may be required to make payments during the term of the securities.

Critical Accounting Policies

Stock-Based Compensation, page 52

4. We acknowledge your response to our comment 15 and we reissue our comment. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Please remove your current disclosure as you indicated in your response that "there have been no such differences" and revise to clarify how your stock-based compensation policy requires significant estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Donald M. Brown, Esq.
        McMullen Associates LLC, Attorneys at Law
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226